Mail Stop 3561

March 12, 2007

<u>Via Fax & U.S. Mail</u>

Sergio Marchionne
Chief Executive Officer
Fiat, S.p.A.
Via Nizza 250
Turin L6 10126
Italy

       Re: **Fiat, S.p.A.**
              Form 20-F for the year ended December 31, 2005
              Filed June 30, 2006
              File No. 001-10108

Dear Mr. Marchionne:

      We have reviewed your response and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the fiscal year ended December 31, 2005

Note (8) Other unusual income (expenses), page F-26

1. We note your response to our prior comment number 9. Given the materiality of the gain recognized in connection with the settlement of the Master Agreement with General Motors during 2005, please expand the notes to your financial statements in future filings to explain in further detail the significant terms of the transaction that generated the gain of Euro 1,134 million. Your revised disclosures should be presented in a level of detail consistent with that provided in your response to our prior comment number 9.

Note (27) Other Provisions, page F-66

2. We note from your response to our prior comment number 13 that the provision for other risks includes provisions for commercial risks such as warranty obligations and recalls. In future filings, please revise Note 38 to your financial statements to include the disclosures required by paragraph 14a and 14b of FIN No. 45 with respect to your provisions for warranty and recall obligations.

(32) Guarantees granted, commitments and contingent liabilities, page F-73

(ii) Other commitments and important contractual rights, page F-73

3. We note your response to prior comment number 14. Please expand your disclosure in future filings to discuss why you believe that no accounting was required for the Synesis put option and provide the basis for your conclusions. Your revised disclosure should be similar in detail as provided in your response to us.

4. We have reviewed your response to our prior comment number 15 in which you explain how you account for the put contract with Renault under both IFRS and US GAAP. Although your response indicates that differing accounting treatment is used, it did not quantify the impact that this difference in accounting had on the reconciliation of net income and stockholders' equity under IFRS to that under US GAAP. Please quantify the impact that this difference in accounting had on the reconciliations of net income and stockholders equity for each period presented. In addition, given that you utilize different accounting treatment for this put option under IFRS and US GAAP we continue to believe that Note 38 to your financial statements requires revision to discuss and quantify the impact of this difference in accounting treatment between IFRS and US GAAP on your net income and stockholders' equity for each period presented. Please note that we do not believe "competitive harm" provides an adequate basis or rationale for not

including all of the disclosures required by Item 18 of Form 20-F with regards to differences in accounting between IFRS and US GAAP.

Other

5. We note from the second paragraph on page 2 of your response letter dated February 2, 2007 that you are requesting "confidential treatment" with respect to your entire response letter dated February 2, 2007. Please note that it is not considered appropriate pursuant to Rule 83 to request confidential treatment with regard to your entire response letter and therefore we are unable to grant your request. If the Company wishes to obtain confidential treatment with respect to a particular response, a separate request for confidential treatment should be submitted with regards to the response and the information included in the response for which you are requesting confidential treatment. In addition, your entire response must be filed via the EDGAR system with the information subject to the confidential request submitted in redacted form. Please note that our comment letters or any comments included in our comment letters may not be subjected to a confidential treatment request.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief